17009907

N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2017
Washington DC
416

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SEC FILE NUMBER
8- 68722

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equilibrium Capital Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 NW 11th Ave
(No. and Street)

Portland | OR | 97209
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 | Northridge | CA | 91324
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BS

OATH OR AFFIRMATION

I, William Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equilibrium Capital Services, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[Signature]

Signature

Chief Compliance Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of CALIFORNIA
County of SAN FRANCISCO

Subscribed and sworn to (or affirmed) before me on this 27th day of FEBRUARY 2017 by WILLIAM CAMPBELL proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public [Signature]

ANTONIO LOCATELLI
Commission # 2138154
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2020

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Member
Equilibrium Capital Services LLC

We have audited the accompanying statement of financial condition of Equilibrium Capital Services LLC as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Equilibrium Capital Services LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equilibrium Capital Services LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Equilibrium Capital Services LLC's financial statements. The supplemental information is the responsibility of Equilibrium Capital Services LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 24, 2017

Equilibrium Capital Services, LLC
Statement of Financial Condition
December 31, 2016

ASSETS		
Cash	$	3,078,200
Accounts receivable		4,924,577
Prepaid expense		15,789
Due from related party		306
Total assets	$	8,018,872
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	181,242
Capital bonus payable		2,522,257
Payable to related party		504,636
Total liabilities		3,208,135
Member's equity		4,810,737
Total liabilities and member's equity	$	8,018,872

The accompanying notes are an integral part of these financial statements

Equilibrium Capital Services, LLC
Statement of Income
For the Year Ended December 31, 2016

REVENUES	
Placement activities	$ 5,146,885
EXPENSES	
Employee compensation and benefits	2,762,212
Professional fees	298,427
Regulatory expenses	27,962
Occupancy	91,514
Communications	18,935
Other operating expenses	52,631
Total expenses	3,251,681
Net income (loss)	$ 1,895,204

The accompanying notes are an integral part of these financial statements

Equilibrium Capital Services, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

		Member's Equity
Balance at December 31, 2015	$	4,315,533
Member's distributions		(1,400,000)
Net income (loss)		1,895,204
Balance at December 31, 2016	$	4,810,737

The accompanying notes are an integral part of these financial statements

Equilibrium Capital Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

CASH FLOW FROM OPERATING ACTIVITIES	
Net income (loss)	$ 1,895,204
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
(Increase) decrease in assets:	
Account receivable	(855,893)
Prepaid expense	733
Due from related party	136
Increase (decrease) in liabilities:	
Accounts payable and accrued expense	181,106
Commission payable	1,374,974
Payable to related party	394,328
Total adjustments	1,095,384
Net cash provided by operating activities	2,990,588
Cash flow from financing activities:	
Member's distributions	(1,400,000)
Net cash provided by (used in) financing activities	(1,400,000)
NET CHANGE IN CASH	1,590,588
Cash at beginning of year	1,487,612
Cash at end of year	$ 3,078,200

The accompanying notes are an integral part of these financial statements

Equilibrium Capital Services, LLC
Notes to Financial Statements
December 31, 2016

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Equilibrium Capital Services, LLC (the "Company") was organized in the State of Oregon on October 1, 2010. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Equilibrium Capital Group, LLC (the "Member").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including private placements, merger and acquisitions advisory services, and broker selling tax shelters or limited partnerships. For the year ended December 31, 2016, all the Company's income was derived from private placements for Wastewater Capital Management, LLC and ACM Management Company, LLC.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable consist of two related parties, ACM Management Company, LLC ("ACMM") and Wastewater Capital Management, LLC ("WCM"). The receivables consist of one-time success fees and fees for capital service engagements. One-time success fees are a percentage of all capital committed to the related parties or its affiliates investors introduced to them by the Company. The fees for capital service engagements are based on costs incurred, multiplied by 2.5. The fees are payable over 2 – 3 years, depending on the agreement. The related party makes payments on the receivable as they receive management fee income due from its credit-worthy institutional investors. Therefore, management's evaluation of the collectability of the receivable determined an allowance for doubtful accounts to be unnecessary.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company charges fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned and per the fee schedule stipulated in the client's engagement contracts.

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 6).

NOTE 2: INCOME TAXES

The operations of the Company are included in the consolidated federal and state income tax return filed by the Member. The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal or State Income Taxes is included in these financial statements.

NOTE 3: RELATED-PARTY TRANSACTIONS

The Company has an expense-sharing agreement with its Member whereby the Company pays a monthly reimbursement in consideration for certain expenses paid on the Company's behalf. These expenses include personnel, rent and other administrative services. For the year ended December 31, 2016, expenses incurred by the Company in respect of the expense sharing agreement with its member totaled $781,131. At year end, $265,029 is owed to its Member.

The Company has a collaboration agreement with an entity under common ownership, Equilibrium Capital Group Europe Limited ("EQ-UK"), inconsideration for certain services its provided in Europe, and for costs incurred in doing so. For the year ended December 31, 2016, expenses incurred by the Company in respect of the collaboration agreement totaled $235,830. At year end, $265,830 is owed to EQ-UK.

NOTE 3: RELATED-PARTY TRANSACTIONS (Continued)

The Company was engaged by ACMM, to have the Company introduce them to potential investors. The Member, Equilibrium Capital Group, LLC, holds a 27.5% equity interest in ACMM. The Company earned a one-time success fee of 1.5%, based on capital committed, or a fee for capital service engagements equal to cost incurred times 2.5, per the restrictions certain jurisdictions of certain investors may place on success fees. For the year ended December 31, 2016, income earned under this engagement totaled $ 4,266,885. Outstanding accounts receivable from ACMM at December 31, 2016 was $3,377,951.

The Company was engaged by WCM, to have the Company introduce them to potential investors. The Member, Equilibrium Capital Group, LLC, is a 100% managing member of WCM. The Company earned a one-time success fee of 2%, based on capital committed, or a fee for capital service engagements equal to cost incurred times 2.5, per the restrictions certain jurisdictions of certain investors may place on success fees. For the year ended December 31, 2016, income earned under this engagement totaled $880,000. Outstanding accounts receivable from WCM at December 31, 2016 was $1,546,535.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 4: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

The Company had no commitments, nor contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2016 or the year then ended.

NOTE 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 7: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016, the Company had net capital of $2,226,444 which was $2,054,700 more than its required net capital of $171,744; and the Company's ratio of aggregate indebtedness ($2,464,630) to net capital was 1.11 to 1.

Equilibrium Capital Services, LLC
Schedule I – Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1
As of December 31, 2016

Computation of net capital		
Member's equity	$ 4,810,737	
Total member's equity		$ 4,810,737
Less: Non-allowable assets		
Accounts receivable, non-allowable portion	(2,568,198)	
Prepaid expenses	(15,789)	
Receivable, related party	(306)	
Total non-allowable assets		(2,584,293)
Net capital		2,226,444
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 164,307	
Add 1% of excluded A.I.	7,437	
Minimum net capital required	171,744	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(171,744)
Excess net capital		$ 2,054,700
Aggregate indebtedness		$ 2,464,630
Ratio of aggregate indebtedness to net capital		1.11 : 1

There was a difference of $166,184 between the net capital computation shown here and the net capital computation shown on the Company's unaudited From X-17A-5 reported as of December 31, 2016. The Company has thus filed an amended Form X-17A-5 accordingly.

Net capital per unaudited FOCUS report	$ 2,392,628
Adjustment for non-allowable assets	(166,184)
Net capital per audited financial statements	$ 2,226,444

See independent auditor's report

Equilibrium Capital Services, LLC
Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Deals
Pursuant to SEC Rule 15c3-3
As of December 31, 2016

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Equilibrium Capital Services, LLC

Report on Exception Provisions

Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)

For the Year Ended December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Equilibrium Capital Services LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Equilibrium Capital Services LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Equilibrium Capital Services LLC stated that Equilibrium Capital Services LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Equilibrium Capital Services LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Equilibrium Capital Services LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 24, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

415 NW 11TH AVENUE
PORTLAND, OR 97209
971 352 8430 MAIN

Equilibrium

Assertions Regarding Exemption Provisions

We, as members of management of Equilibrium Capital Services, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Equilibrium Capital Services, LLC

By:

William Campbell, Chief Compliance Officer

February 24, 2017
(Date)

Equilibrium Capital Services, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5(e)4

For the Year Ended December 31, 2016

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Member
Equilibrium Capital Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Equilibrium Capital Services, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Equilibrium Capital Services, LLC (the "Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Equilibrium Capital Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
February 24, 2017

Equilibrium Capital Services, LLC
Schedule of Securities Investor Protection Corporation Relating to Possession or Control
Assessments and Payments
For the Year ended December 31, 2016

	Amount
Total assessment	$ 12,867
SIPC-6 general assessment Payment made on August 2, 2016	(2,000)
SIPC-7 general assessment Payment made on February 13, 2016	(10,867)
Total assessment balance **(overpayment carried forward)**	$ -